UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d –1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d–2.
(Amendment No.     )*

YRC Worldwide Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

984249607
(CUSIP Number)

January 20, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607

1.	Names of Reporting Persons Portolan Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,786,969

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,786,969

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,786,969

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.23%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 984249607

1.	Names of Reporting Persons George McCabe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,786,969

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,786,969

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,786,969

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.23%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer YRC Worldwide Inc.
	(b)	10990 Roe Avenue Overland Park, KS 66211

Item 2.
(a)

Name of Person Filing

This statement is being filed with respect to the shares of common stock (“Common Stock”) of the Issuer beneficially owned (1) directly by Portolan Capital Management, LLC, a registered investment adviser, in its capacity as investment manager for various clients, and (2) indirectly by George McCabe, the Manager of Portolan Capital Management, LLC. Portolan Capital Management, LLC and Mr. McCabe are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence Portolan Capital Management, LLC and George McCabe 2 International Place, FL 26, Boston, MA 02110
	(c)	Citizenship Portolan Capital Management, LLC – DE Mr. McCabe – USA
	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 984249607

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	I	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)I;
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 1 - 2 of this Schedule, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of YRC Worldwide Inc.  No one person's interest in the Common Stock of YRC Worldwide Inc. is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2021
Date

Portolan Capital Management, LLC

By:	/s/ George McCabe
George McCabe, Manager

/s/ George McCabe
George McCabe

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).